Filed Pursuant to Rule 424(b)(3)

Registration No. 333-188539

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated August 8, 2013)

RXi Pharmaceuticals Corporation

3,765,230 Shares of Common Stock

This Prospectus Supplement No. 1 supplements the prospectus dated August 8, 2013 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-188539). The Prospectus and this prospectus supplement relate to the disposition from time to time of up to 3,765,230 shares of our common stock, which are held or may be held by the selling stockholders named in the Prospectus. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Quarterly Report on Form 10-Q

On August 14, 2013, we filed a Quarterly Report on Form 10-Q with the Securities and Exchange Commission. The text of such Form 10-Q is attached hereto.

Current Report on Form 8-K

On August 14, 2013, we filed a Current Report on Form 8-K with the Securities and Exchange Commission. The portion of the text of such Form 8-K that is treated as “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is attached hereto.

Investing in our common stock involves a high degree of risk. In reviewing the Prospectus and this prospectus supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 18 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 16, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number: 000-54910

RXi Pharmaceuticals Corporation

(Exact name of registrant as specified in its charter)

Delaware	45-3215903
(State of incorporation)	(I.R.S. Employer Identification No.)

1500 West Park Drive, Suite 210, Westborough, MA 01581

(Address of principal executive office) (Zip code)

Registrant’s telephone number: (508) 767-3861

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter time that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by checkmark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of August 9, 2013, RXi Pharmaceuticals Corporation had 11,683,431 shares of common stock, $0.0001 par value, outstanding.

RXi PHARMACEUTICALS CORPORATION

FORM 10-Q — QUARTER ENDED JUNE 30, 2013

INDEX

Part No.	Item No.	Description	Page No.

I		FINANCIAL INFORMATION

	1	Financial Statements (unaudited)	3
		Condensed Balance Sheets as of June 30, 2013 and December 31, 2012	3
		Condensed Statements of Operations for the three and six months ended June 30, 2013 and 2012 and the cumulative period from January 1, 2003 (date of inception) to June 30, 2013	4
		Condensed Statements of Convertible Preferred Stock and Stockholders’ Equity for the period from September 24, 2011 to June 30, 2013, Divisional Equity for the period from April 3, 2006 to September 23, 2011 and Parent Company’s Net Deficit for the period from January 1, 2003 (date of inception) to December 31, 2006	5
		Condensed Statements of Cash Flows for the six months ended June 30, 2013 and 2012 and the cumulative period from January 1, 2003 (date of inception) to June 30, 2013	7
		Notes to Condensed Financial Statements	9
	2	Management’s Discussion and Analysis of Financial Condition and Results of Operations	13
	4	Controls and Procedures	18

II		OTHER INFORMATION	18

	1	Legal Proceedings	18
	1A	Risk Factors	18
	2	Unregistered Sales of Equity Securities and Use of Proceeds	18
	3	Defaults Upon Senior Securities	19
	4	Mine Safety Disclosures	19
	5	Other Information	19
	6	Exhibits	20

Index to Exhibits			20

Signatures			21
EX-3.1 CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF SERIES A-1 CONVERTIBLE PREFERRED STOCK OF RXI PHARMACEUTICALS CORPORATION
EX-31.1 SARBANES-OXLEY ACT SECTION 302
EX-32.1 SARBANES-OXLEY ACT SECTION 906
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT

PART I

ITEM 1.	FINANCIAL STATEMENTS

RXi PHARMACEUTICALS CORPORATION (REGISTRANT)

(A Development Stage Company)

CONDENSED BALANCE SHEETS (REGISTRANT)

(Amounts in thousands, except share and per share data)

(Unaudited)

	June 30, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$8,587	$5,127
Restricted cash	53	53
Short term investments	9,000	—
Prepaid expenses and other current assets	209	212

Total current assets	17,849	5,392
Equipment and furnishings, net	147	198
Other assets	—	2

Total assets	$17,996	$5,592

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$358	$416
Accrued expenses and other current liabilities	913	767
Deferred revenue	239	491
Current maturities of capital lease obligations	—	5

Total current liabilities	1,510	1,679
Deferred revenue, net of current portion	—	27

Total liabilities	1,510	1,706
Commitments and contingencies
Series A convertible preferred stock, $0.0001 par value, 10,000,000 shares authorized; 9,771 and 9,726 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively (at liquidation value)	9,771	9,726
Stockholders’ equity (deficit):
Common stock, $0.0001 par value, 1,500,000,000 shares authorized; 11,439,985 and 5,289,007 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	1	—
Additional paid-in capital	40,229	11,317
Deficit accumulated during the developmental stage	(33,515)	(17,157)

Total stockholders’ equity (deficit)	6,715	(5,840)

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$17,996	$5,592

The accompanying notes are an integral part of these financial statements.

3

RXi PHARMACEUTICALS CORPORATION (REGISTRANT) AND PREDECESSOR (RNAi)

(A Development Stage Company)

CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

(Unaudited)

					Predecessor (RNAi) and RXi (Registrant)
	For the Three Months Ended June 30, 2013	For the Three Months Ended June 30, 2012	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2012	Period from January 1, 2003 (Date of Inception) to June 30, 2013
Revenues:
Grant revenues	$225	$—	$278	$—	$375

Total revenues	225	—	278	—	375
Operating Expenses:
Research and development expenses	1,213	6,947	14,985	8,100	71,167
General and administrative expenses	977	716	1,652	1,468	41,489

Total operating expenses	2,190	7,663	16,637	9,568	112,656

Operating loss	(1,965)	(7,663)	(16,359)	(9,568)	(112,281)
Interest income (expense)	4	(6)	4	(27)	602
Other income	—	70	(3)	71	6,438

Net loss	(1,961)	(7,599)	(16,358)	(9,524)	(105,241)
Accretion of Series A convertible preferred stock and dividends	(2,399)	(10,620)	(5,946)	(10,620)	(18,761)

Net loss applicable to common stockholders	$(4,360)	$(18,219)	$(22,304)	$(20,144)	$(124,002)

Net loss per common share applicable to common stockholders (Note 1):
Basic and diluted loss per share	$(0.39)	$(4.13)	$(2.52)	$(5.20)

Weighted average common shares outstanding:
Basic and diluted	11,168,144	4,406,780	8,845,026	3,877,387

The accompanying notes are an integral part of these financial statements.

4

RXi PHARMACEUTICALS CORPORATION (REGISTRANT) AND PREDECESSOR (RNAi)

(A Development Stage Company)

CONDENSED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY FOR THE

PERIOD FROM SEPTEMBER 24, 2011 TO

JUNE 30, 2013 (Unaudited), DIVISIONAL EQUITY FOR THE PERIOD FROM APRIL 3, 2006 TO

SEPTEMBER 23, 2011 AND PARENT COMPANY’S NET DEFICIT FOR THE PERIOD FROM JANUARY 1,

2003 (DATE OF INCEPTION) TO DECEMBER 31, 2006

(Amounts in thousands, except share data)

	RXi (Registrant)						Predecessor (RNAi)	Predecessor (CytRx)
	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated Since Incorporation	Divisional Equity	Parent Company’s Net Deficit
	Shares Issued	Amount	Shares Issued	Amount					Total
Inception, January 1, 2003							$—	$—	$—
Net loss							—	(89)	(89)

Balance at December 31, 2003							—	(89)	(89)
Net loss							—	(3,272)	(3,272)
Net transactions with Parent Company							—	2,393	2,393

Balance at December 31, 2004							—	(968)	(968)
Net loss							—	(2,209)	(2,209)
Net transactions with Parent Company							—	2,727	2,727

Balance at December 31, 2005							—	(450)	(450)
Net loss							—	(2,405)	(2,405)
Net transactions with Parent Company							—	2,587	2,587

Balance at December 31, 2006							$—	$(268)	$(268)

Balance at April 3, 2006							$—	$—	$—
Cash contributions from Parent Company							2	—	2

Balance at December 31, 2006							2	—	2
Non-cash equity adjustments from Parent Company							4,318	—	4,318
Cash contributions from Parent Company							15,679	—	15,679
Stock-based compensation expense							1,814	—	1,814
Net loss							(10,990)	—	(10,990)

Balance at December 31, 2007							10,823	—	10,823
Non-cash equity adjustments from Parent Company							750	—	750
Cash contributions from Parent Company							7,944	—	7,944
Stock based compensation							3,824	—	3,824
Net loss							(14,373)	—	(14,373)

Balance at December 31, 2008							8,968	—	8,968
Non-cash equity adjustments from Parent Company, net							(1,756)	—	(1,756)
Cash contributions from Parent Company							7,714	—	7,714
Stock based compensation expense							4,202	—	4,202
Net loss							(18,387)	—	(18,387)

5

	RXi (Registrant)						Predecessor (RNAi)	Predecessor (CytRx)
	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated Since Incorporation	Divisional Equity	Parent Company’s Net Deficit
	Shares Issued	Amount	Shares Issued	Amount					Total
Balance at December 31, 2009							741	—	741
Non-cash equity adjustments from Parent Company, net							(2,326)	—	(2,326)
Cash contributions from Parent Company, net							11,640	—	11,640
Stock-based compensation expense							4,368	—	4,368
Net loss							(11,993)	—	(11,993)

Balance at December 31, 2010							2,430	—	2,430
Non-cash equity adjustments from Parent Company, net							(8,083)	—	(8,083)
Cash contributions to Parent Company, net							369	—	369
Stock-based compensation expense							1,987	—	1,987
Reclassification of derivative liability upon elimination of obligation							9,249	—	9,249
Net loss—Predecessor (RNAi)							(7,682)	—	(7,682)
Recapitalization of divisional deficit	—	$—	3,347,996	$—	$10	$(1,740)	1,730	—	—
Stock-based compensation	—	—	—	—	122	—	—	—	122
Cash contribution from Parent Company	—	—	—	—	1,500	—	—	—	1,500
Expenses paid by Parent Company for RXi	—	—	—	—	2,058	—	—	—	2,058
Net loss—RXi (Registrant)	—	—	—	—		(2,537)	—	—	(2,537)

Balance at December 31, 2011	—	—	3,347,996	—	3,690	(4,277)	—	—	(587)
Issuance of Series A convertible preferred stock	9,500	9,500	—	—	—	—	—	—	—
Beneficial conversion feature related to Series A convertible preferred stock	—	(9,500)	—	—	9,500	—	—	—	9,500
Accretion of beneficial conversion feature related to Series A convertible preferred stock	—	9,500	—	—	(9,500)	—	—	—	(9,500)
Issuance of common stock in exchange for patent and technology rights	—	—	1,394,997	—	6,173	—	—	—	6,173
Stock-based compensation	—	—	—	—	968	—	—	—	968
Issuance of common stock warrants in exchange for services	—	—	—	—	13	—	—	—	13
Expenses paid by Parent Company for RXi	—	—	—	—	699	—	—	—	699
Conversion of Series A convertible preferred stock to common stock	(224)	(224)	546,014	—	224	—	—	—	224
Fair value of Series A convertible preferred stock dividends	—	—	—	—	(3,315)	—	—	—	(3,315)
Dividends paid on Series A convertible preferred stock	450	450	—	—	2,865	—	—	—	2,865
Net loss—RXi (Registrant)	—	—	—			(12,880)	—	—	(12,880)

Balance at December 31, 2012	9,726	9,726	5,289,007	—	11,317	(17,157)	—	—	(5,840)
Issuance of common stock, net of offering costs of $727	—	—	3,765,230	1	15,650	—	—	—	15,651
Issuance of common stock in exchange for patent and technology rights	—	—	1,666,666	—	12,250	—	—	—	12,250
Stock-based compensation	—	—	—	—	1,057	—	—	—	1,057
Conversion of Series A convertible preferred stock	(295)	(295)	719,082	—	295	—	—	—	295
Fair value of Series A convertible preferred stock dividends	—	—	—	—	(5,946)	—	—	—	(5,946)
Dividends paid on Series A convertible preferred stock	340	340	—	—	5,606	—	—	—	5,606
Net loss—RXi (Registrant)	—	—	—	—	—	(16,358)	—	—	(16,358)

Balance at June 30, 2013	9,771	$9,771	11,439,985	$1	$40,229	$(33,515)	$—	$—	$6,715

See accompanying notes to financial statements.

6

RXi PHARMACEUTICALS CORPORATION (REGISTRANT) AND PREDECESSOR (RNAi)

(A Development Stage Company)

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

(Unaudited)

			Predecessor (RNAi) and RXi (Registrant)
	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2012	Period from January 1, 2003 (Date of Inception) Through June 30, 2013
Cash flows from operating activities:
Net loss	$(16,358)	$(9,524)	$(105,241)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	53	79	864
(Gain) Loss on disposal of equipment	—	—	44
Non-cash rent expense	—	—	29
Accretion and receipt of bond discount	—	—	35
Non-cash share-based compensation	1,057	374	19,991
Fair value of common stock warrants issued in exchange for services	—	13	13
Loss on exchange of equity instruments	—	—	900
Fair value of Parent Company’s shares mandatorily redeemable for cash upon exercise of warrants	—	—	(785)
Fair value of Parent Company’s common stock and common stock warrants issued in exchange for services	—	—	2,689
Change in fair value of derivatives of Parent Company issued in connection with various equity financings	—	—	(5,604)
Fair value of common stock issued in exchange for patent and technology rights	12,250	6,173	18,423
Fair value of Parent Company common stock issued in exchange for licensing rights	—	—	3,954
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	5	24	(191)
Accounts payable	(58)	(110)	358
Due to former parent	—	597	390
Deferred revenue	(279)	(49)	239
Accrued expenses and other current liabilities	146	(232)	1,549

Net cash used in operating activities	(3,184)	(2,655)	(62,343)

Cash flows from investing activities:
Change in restricted cash	—	—	(53)
Purchases of short-term investments	(9,000)	—	(46,532)
Maturities of short-term investments	—	—	37,497
Cash paid for purchase of equipment and furnishings	(2)	(6)	(762)
Proceeds from disposal of equipment and furnishings	—	—	32
Cash paid for lease deposit	—	—	(47)

Net cash used in investing activities	(9,002)	(6)	(9,865)

Cash flows from financing activities:
Cash contributions from Parent Company, net	—	699	55,923
Proceeds from issuance of Series A convertible preferred stock	—	8,500	8,500
Proceeds from issuance of convertible notes payable	—	500	1,000
Net proceeds from the issuance of common stock	15,651	—	15,651
Repayments of capital lease obligations	(5)	(19)	(279)

Net cash provided by financing activities	15,646	9,680	80,795

Net increase in cash and cash equivalents	3,460	7,019	8,587
Cash and cash equivalents at the beginning of period	5,127	503	—

Cash and cash equivalents at end of period	$8,587	$7,522	$8,587

7

			Predecessor (RNAi) and RXi (Registrant)(1)
	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2012	Period from January 1, 2003 (Date of Inception) Through June 30, 2013
Supplemental disclosure of cash flow information:
Cash received during the period for interest	$4	$—	$728

Cash paid during the period for interest	$—	$—	$38

Supplemental disclosure of non-cash investing and financing activities:
Settlement of corporate formation expenses in exchange for Parent Company common stock	$—	$—	$978

Fair value of derivatives issued in connection with Parent Company common stock	$—	$—	$14,051

Fair value of Parent Company shares mandatorily redeemable for cash upon exercise of warrants	$—	$—	$785

Allocation of management expenses	$—	$—	$551

Equipment and furnishings exchanged for Parent Company common stock	$—	$—	$48

Equipment and furnishings acquired through capital lease	$—	$—	$277

Non-cash lease deposit	$—	$—	$50

Value of Parent Company restricted stock units and common stock issued in lieu of bonuses included in accrued expenses	$—	$—	$427

Value of Parent Company restricted stock units issued in lieu of cash bonuses	$—	$—	$207

Reclassification of derivative liability upon elimination of obligation	$—	$—	$9,249

Fair value of Parent Company stock options modified	$—	$—	$960

Conversion of Series A convertible preferred stock into common stock	$295	$194	$519

Fair value of Series A convertible preferred stock beneficial conversion feature	$—	$9,500	$9,500

Accretion of Series A convertible preferred stock	$—	$9,500	$9,500

Fair value of Series A convertible preferred stock dividends	$5,946	$1,120	$9,261

Conversion of notes payable into Series A convertible preferred stock	$—	$1,000	$1,000

The accompanying notes are an integral part of these financial statements.

8

RXi PHARMACEUTICALS CORPORATION (REGISTRANT) AND PREDECESSOR (RNAi)

(A Development Stage Company)

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1. Description of Business and Basis of Presentation

Prior to April 13, 2011, Galena Biopharma, Inc. (“Galena” or the “Parent Company”) (formerly known as RXi Pharmaceuticals Corporation) was engaged primarily in conducting discovery research and preclinical development activities based on RNAi, and Galena’s financial statements for periods prior to April 13, 2011 reflected solely the assets, liabilities and results of operations attributable to Galena’s RNAi-based assets, liabilities and results of operations. On April 13, 2011, Galena broadened its strategic direction by adding the development and commercialization of cancer therapies that utilize peptide-based immunotherapy products, including a main product candidate, NeuVax, for the treatment of various cancers. On September 24, 2011, Galena contributed to RXi Pharmaceuticals Corporation (“RXi,” “Registrant,” or the “Company”), a newly formed subsidiary of Galena, substantially all of Galena’s RNAi-related technologies and assets. The newly formed RXi was incorporated on September 8, 2011 with the issuance of 100 initial shares at a price of $0.01 per share, for total consideration of $1.00. RXi was not engaged in any activities other than its initial incorporation from September 8, 2011 to September 23, 2011.

As a result of these transactions, historical financial information from the period January 1, 2003 through September 23, 2011 included in the Condensed Statements of Operations, Statements of Convertible Preferred Stock and Stockholders’ Equity, Divisional Equity, and Parent Company’s Net Deficit and Cash Flows for the cumulative period from inception (January 1, 2003) through June 30, 2013, has been “carved out” of the financial statements of Galena (the “Predecessor”) for such periods. Such financial information is limited to Galena’s RNAi-related activities, assets and liabilities only, and excludes activities, assets and liabilities that are attributable to Galena’s cancer therapy activities.

To date, RXi’s principal activities, including that of its Predecessor, have consisted of conducting discovery research and preclinical development activities utilizing its RNAi therapeutic platform, initiating clinical development for its first lead therapeutic candidate, acquiring RNAi technologies and patent rights through exclusive, co-exclusive and non-exclusive licenses, recruiting an RNAi-focused management and scientific/clinical advisory team, capital raising activities and conducting business development activities aimed at establishing research and development partnerships with pharmaceutical and larger biotechnology companies.

On March 6, 2013, RXi entered into a Securities Purchase Agreement (the “SPA”) pursuant to which RXi agreed to issue a total of 3,765,230 shares of common stock at a price of $4.35 per share (after giving effect to the reverse stock split effected on July 23, 2013, described below). The gross proceeds from the offering, which closed on March 12, 2013, were approximately $16.4 million, and the net proceeds, after payment of commissions and other costs of the offering, were approximately $15.6 million. The Company believes that its existing cash and cash equivalents will be sufficient to fund the Company’s operations, including the planned Phase 2 program for RXI-109, into fiscal 2015.

On July 18, 2013, the Board of Directors of the Company approved a 1-for-30 reverse stock split of the Company’s outstanding common stock, which was effected on July 23, 2013. Stockholders who would otherwise have been entitled to fractional shares as a result of the reverse stock split were entitled to receive a cash payment in lieu of receiving fractional shares. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased in accordance with the terms of the agreements governing such securities. Shares of common stock reserved for issuance upon the conversion of the Company’s Series A Preferred Stock were proportionately reduced and the respective conversion prices were proportionately increased. All share and per share amounts in the financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in par value to additional paid-in capital.

We expect to incur significant operating losses as we advance our product candidates through the drug development and regulatory process. We have generated significant losses to date, have not generated any product revenue to date and may not generate product revenue in the foreseeable future, if ever. In the future, RXi will be dependent on obtaining funding from third parties, such as proceeds from the issuance of debt, sale of equity, funded research and development programs and payments under partnership and collaborative agreements, in order to maintain RXi’s operations and meet RXi’s obligations to licensors. There is no guarantee that debt, additional equity or other funding will be available to the Company on acceptable terms, or at all. If the Company fails to obtain additional funding when needed, RXi would be forced to scale back, or terminate the Company operations or to seek to merge with or to be acquired by another company.

Basis of Presentation

Historical financial information from the period January 1, 2003 through September 23, 2011 included in the Condensed Statements of Operations, Statements of Convertible Preferred Stock and Stockholders’ Equity, Divisional Equity, and Parent Company’s Net Deficit and Cash Flows for the cumulative period from inception (January 1, 2003) through June 30, 2013, has been “carved out” of the financial statements of Galena and the Predecessor for such periods. Such financial information is limited to Galena’s RNAi-related activities, assets and liabilities only, and excludes activities, assets and liabilities that are attributable to Galena’s cancer therapy activities. RXi was formed on September 8, 2011 and was not engaged in any activities other than its initial incorporation from September 8, 2011 to September 23, 2011.

Uses of estimates in preparation of financial statements

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

9

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of amounts invested in money market accounts and certificates of deposit.

Short-term Investments

The Company’s short term investments consist of certificates of deposit with original maturities ranging from 6 months to 1 year.

Restricted Cash

Restricted cash consists of certificates of deposit on hand with the Company’s financial institutions as collateral for its corporate credit cards.

Revenue Recognition

Revenue consists of grant revenues. Revenues from government grants are recognized over the respective contract periods as the services are performed, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the related receivable is reasonably assured, and no contingencies remain outstanding. Monies received prior to the recognition of revenue are recorded as deferred revenue.

Net loss per share

The Company accounts for and discloses net loss per common share in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 260, “Earnings per Share.” Basic and diluted net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding. When the effects are not anti-dilutive, diluted earnings per share is computed by dividing the Company’s net earnings by the weighted average number of common shares outstanding and the impact of all dilutive potential common shares. There were no potential dilutive common shares for all periods presented.

The following table sets forth the potential common shares excluded from the calculation of net loss per common share because their inclusion would be anti-dilutive:

	June 30,
	2013	2012
RXi options to purchase common stock	2,548,264	2,103,264
Common stock underlying Series A Preferred Stock	23,817,544	22,971,157
Warrants to purchase common stock	4,615	4,615

Total	26,370,423	25,079,036

Comprehensive Loss

The Company’s net loss is equal to its comprehensive loss for all periods presented.

2. Fair Value Measurements

The Company follows the provisions of FASB ASC Topic 820, “Fair Value Measurements and Disclosures”.

The Company’s financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and are re-measured and reported at fair value at least annually using a fair value hierarchy that is broken down into three levels. Level inputs are as defined as follows:

Level 1 — quoted prices in active markets for identical assets or liabilities.

Level 2 — other significant observable inputs for the assets or liabilities through corroboration with market data at the measurement date.

Level 3 — significant unobservable inputs that reflect management’s best estimate of what market participants would use to price the assets or liabilities at the measurement date.

The Company categorized its restricted cash as Level 1 hierarchy. The valuation for Level 1 was determined based on a “market approach” using quoted prices in active markets for identical assets. Valuations of these assets do not require a significant degree of judgment. The Company categorized its cash equivalents and short term investments as Level 2 hierarchy. The valuation for Level 2 was determined based on data points that are observable, such as quoted prices, interest rates and yield curves. Financial assets measured at fair value on a recurring basis are summarized as follows, in thousands:

Description	June 30, 2013	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:
Cash equivalents	$7,000	$—	$7,000	$—
Restricted cash	53	53	—	—
Short-term investments	9,000	—	9,000	$—

Total assets	$16,053	$53	$16,000	$—

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Description	December 31, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:
Restricted cash	$53	$53	$—	$—

Total assets	$53	$53	$—	$—

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash equivalents, restricted cash, short-term investments, accounts payable, and capital leases approximate their fair values due to their short-term nature and market rates of interest.

3. Preferred Stock

The Company has authorized up to 10,000,000 shares of preferred stock, $0.0001 par value per share, for issuance. The preferred stock will have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Company’s board of directors upon its issuance.

Series A Preferred Stock

At June 30, 2013, there were 9,771 shares of Series A Preferred Stock outstanding. The increase from December 31, 2012 of 45 shares represents conversions of Series A Preferred Stock into common shares offset by quarterly dividends paid in additional shares of Series A Preferred Stock.

Dividends

Holders of Series A Preferred Stock shall be entitled to receive cumulative mandatory dividends at the rate per share of seven percent (7%) of the face amount ($1,000 per share) per annum, payable quarterly on each March 31, June 30, September 30 and December 31. Dividends shall be payable in additional shares of Series A Preferred Stock valued for this purpose at the face amount. In the event there are not sufficient authorized preferred shares available to pay such a dividend, the dividend shall instead accrete to and increase the value of the outstanding Series A Preferred Stock. The fair value of the Series A Preferred Stock dividend, which is included in the Company’s net loss applicable to common shareholders, is calculated by multiplying the number of common shares that a preferred holder would receive upon conversion by the closing price of the Company’s common stock on the dividend payment date.

The fair value of the Series A Preferred Stock dividends for the three months ended June 30, 2013 and 2012 was $2,399,000 and $1,120,000, respectively. The fair value of the Series A Preferred Stock dividends for the six months ended June 30, 2013 and 2012 was $5,946,000 and $1,120,000, respectively. The fair value of the Series A Preferred Stock dividends is included in the Company’s net loss applicable to common shareholders.

Conversion

Each holder of shares of Series A Preferred Stock may, at any time and from time to time, convert each of its shares into a number of fully paid and non-assessable shares of common stock at the defined conversion rate. Initially, each share of Series A Preferred Stock is convertible into 2,437.57 shares of common stock. In no event shall any holder of shares of Series A Preferred Stock have the right to convert shares of Series A Preferred Stock into shares of common stock to the extent that, after giving effect to such conversion, the holder, together with any of its affiliates, would beneficially own more than 9.999% of the then-issued and outstanding shares of common stock.

For the three and six months ended June 30, 2013 and 2012, 295 and 194 Series A Preferred Stock were converted into 719,082 and 472,887 shares of common stock, respectively.

Series A-1 Preferred Stock

On August 13, 2013, we entered into an exchange agreement (the “Exchange Agreement”) with Tang Capital Partners, L.P. (“TCP”) pursuant to which TCP agreed to exchange certain of its shares of Series A Preferred Stock for Series A-1 Preferred Stock. See Note 6, “Subsequent Events.”

4. Stock Based Compensation

The Company follows the provisions of the FASB ASC Topic 718, “Compensation — Stock Compensation” (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and non-employee directors including employee stock options. Stock compensation expense based on the grant date fair value estimated in accordance with the provisions of ASC 718 is recognized as an expense over the requisite service period.

For stock options granted as consideration for services rendered by non-employees, the Company recognizes compensation expense in accordance with the requirements of FASB ASC Topic 505-50, “Equity Based Payments to Non-Employees”. Non-employee option grants that do not vest immediately upon grant are recorded as an expense over the requisite service period of the underlying stock options. At the end of each financial reporting period prior to vesting, the value of these options, as calculated using the Black-Scholes option-pricing model, will be

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re-measured using the fair value of the Company’s common stock and the non-cash compensation recognized during the period will be adjusted accordingly. Since the fair market value of options granted to non-employees is subject to change in the future, the amount of the future compensation expense will include fair value re-measurements until the stock options are fully vested.

RXi Stock-Based Compensation

The Company is currently using the Black-Scholes option-pricing model to determine the fair value of all its option grants. For option grants issued in the three and six month periods ended June 30, 2013 and 2012, the following assumptions were used:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2013	2012	2013	2012
Weighted average risk-free interest rate	1.25%	0.93%	1.25%	0.93%
Weighted average expected volatility	75.53%	88.38%	75.53%	88.38%
Weighted average expected lives (years)	5.92	6.00	5.92	6.00
Weighted average expected dividend yield	0.00%	0.00%	0.00%	0.00%

The weighted average fair value of options granted during the three month periods ended June 30, 2013 and 2012 was $3.90 and $1.75, respectively. The weighted average fair value of options granted during the six month periods ended June 30, 2013 and 2012 was $3.90 and $1.75, respectively.

The Company’s expected common stock price volatility assumption is based upon the volatility of a composition of comparable companies. The expected life assumptions for employee grants were based upon the simplified method provided for under ASC 718-10. The expected life assumptions for non-employees were based upon the contractual term of the option. The dividend yield assumption of zero is based upon the fact that the Company has never paid cash dividends and presently has no intention of paying cash dividends. The risk-free interest rate used for each grant was also based upon prevailing short-term interest rates. The Company has estimated an annualized forfeiture rate of 5.0% for options granted to its employees and 0% forfeiture rate for directors. The Company will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior expense if the actual forfeiture rates are higher than estimated.

The following table summarizes the activity of Company’s stock option plan for the period January 1, 2013 to June 30, 2013:

	Total Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2013	2,128,264	$3.00
Granted	420,000	6.30
Exercised	—	—
Cancelled	—	—

Outstanding at June 30, 2013	2,548,264	$3.60

Options exercisable at June 30, 2013	727,896	$3.00

The following table summarizes the stock-based compensation expenses included in operating expenses as follows, in thousands:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Research and development stock-based compensation expense	$136	$107	$561	$244
General and administrative stock-based compensation expense	293	53	496	130

Total stock-based compensation expense	$429	$160	$1,057	$374

Predecessor (RNAi) Stock-Based Compensation Expense

Stock-based compensation expense prior to the completion of the spinoff was allocated to the carved out financial statements based on an estimate of time spent by Galena employees, board members, scientific advisory board members, and outside consultants on RXi related matters. Galena options held by current RXi employees were cancelled at the date of the completion of the spin-off except for options to purchase an aggregate of 477,191 shares of Galena common stock. The Company will continue to recognize stock compensation expense on the non-cancelled options as they vest. Under the terms of the option awards, these options will continue to vest as long as the individuals are employed by RXi. As of June 30, 2013, 468,941 options remain outstanding with a range of exercise prices from $0.65 to $7.50.

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Of the total stock-based compensation expense recorded by RXi, approximately $3,100 and $32,000 related to options issued by Galena for the three months ended June 30, 2013 and 2012, respectively.

Of the total stock-based compensation expense recorded by RXi, approximately $6,800 and $246,000 related to options issued by Galena for the six months ended June 30, 2013 and 2012, respectively.

5. Common Stock

Common Stock Issuances

On March 1, 2013, the Company entered into an asset purchase agreement with OPKO Health, Inc. (“OPKO”) pursuant to which RXi acquired substantially all of OPKO’s RNAi-related assets, including patents, licenses, clinical and preclinical data and other related assets. Upon the close of the asset purchase agreement with OPKO on March 12, 2013, the Company issued to OPKO 1,666,666 shares of common stock (after giving effect to the reverse stock split effected on July 23, 2013). Under the asset purchase agreement, the Company will make, if applicable, up to $50 million per product in development and commercialization milestones for the successful development and commercialization of products utilizing the acquired OPKO intellectual property. In addition, if applicable, upon commercialization of these products the Company will make royalty payments to OPKO.

The Company assessed the acquired OPKO RNAi assets under FASB ASC Topic 805, “Business Combinations” (“ASC 805”), and it was determined that the transaction be accounted for as a purchase of assets, as the acquired assets did not constitute a business under the guidance of ASC 805. The assets purchased from OPKO are at an early stage of development, and, as such, determining the future economic benefit of the OPKO RNAi assets at the date of acquisition is highly uncertain. The fair value of the assets was determined using the quoted market price of the Company’s common stock, on the date of the transfer of the assets, of March 12, 2013. Accordingly, the fair value of the OPKO RNAi assets acquired of $12,250,000 was expensed as in-process research and development during the quarter ended March 31, 2013.

On March 6, 2013, the Company entered into a SPA, pursuant to which the Company agreed to issue a total of 3,765,230 shares of common stock at a price of $4.35 per share (after giving effect to the reverse stock split effected on July 23, 2013) (the “March 2013 Offering”). The gross proceeds from the March 2013 Offering, which closed on March 12, 2013, were approximately $16.4 million, and the net proceeds, after payment of commissions and other costs, were approximately $15.6 million. The Company intends to use the proceeds from the March 2013 Offering for general corporate purposes, including the advancement of the RXI-109 program, research and development and general and administrative expenses.

6. Subsequent Events

On June 7, 2013, the Board of Directors and Compensation Committee of approved an employee stock purchase plan (“ESPP”), subject to the approval of the Company’s stockholders within twelve months of the date the ESPP was adopted. The ESPP allows employees to contribute a percentage of their cash earnings, subject to certain maximum amounts, to be used to purchase shares of the Company’s common stock on each of two semi-annual purchase dates. The purchase price is equal to 90% of the market value per share on either (a) the date of grant of a purchase right under the ESPP or (b) the date on which such purchase right is deemed exercised, whichever is lower. The maximum number of shares available for issuance pursuant to the ESPP is equal to the lesser of: (a) 50,000 shares, increased on each anniversary of the adoption of the ESPP by one percent (1%) of the total shares of stock then outstanding, and (b) 113,333 shares. Upon adoption of the ESPP on June 7, 2013, an aggregate of 50,000 shares of common stock were authorized and available for issuance under the ESPP.

On August 13, 2013, we entered into an exchange agreement (the “Exchange Agreement”) with TCP pursuant to which TCP exchanged a total of 2,000 shares of Series A Preferred Stock for a like number of shares of Series A-1 Preferred Stock. The terms of the Series A-1 Preferred Stock are identical in all respects to the Series A Preferred Stock, other than the elimination of cash penalties that would potentially be due and payable upon the failure of the Company to have enough shares of Common Stock available to permit the conversion of Series A Preferred Stock into Common Stock. As a result of the elimination of this penalty, the face value of the Series A-1 Preferred Stock will be reclassified on our balance sheet from mezzanine to stockholders’ equity, which reclassification will be reflected in the quarter ending September 30, 2013 and will result in the addition of $2 million to stockholders’ equity. If the exchange and resulting reclassification had taken place in the quarter ended June 30, 2013, the total stockholders equity would have been $8.715 million as of that date.

On July 18, 2013, the Company applied to NASDAQ for approval to move the listing of its common stock from the OTCQX marketplace to The NASDAQ Capital Market.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this document, “we,” “our,” “ours,” “us,” “RXi” and the “Company” refer to RXi Pharmaceuticals Corporation. All references to “Galena” refer to Galena Biopharma, Inc. and Apthera, Inc., Galena’s wholly owned subsidiary.

This management’s discussion and analysis of financial condition as of June 30, 2013 and results of operations for the three and six months ended June 30, 2013 and 2012 should be read in conjunction with the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012 which was filed with the SEC on March 29, 2013.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “intends,” “believes,” “anticipates,” “indicates,” “plans,” “intends,” “expects,” “suggests,” “may,” “should,” “potential,” “designed to,” “will” and similar references. Such statements include, but are not limited to, statements about: our ability to successfully develop RXI-109 and our other product candidates; the timing and future success of our clinical trials with RXI-109; the timing for the commencement and completion of clinical trials; and our ability to implement cost-saving measures; and statements about future expectations, including future expectations about our NASDAQ Listing. Forward-looking statements are neither historical facts nor assurances of future performance. These statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in

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circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others: the risk that our clinical trials with RXI-109 may not be successful in evaluating the safety and tolerability of RXI-109 or providing preliminary evidence of surgical scar reduction; the successful and timely completion of clinical trials; uncertainties regarding the regulatory process; the availability of funds and resources to pursue our research and development projects, including our clinical trials with RXI-109; general economic conditions; risks that NASDAQ may determine that we do not meet their initial listing criteria, that if the listing is approved it will not have the intended effects of improving access to certain investors, financing flexibility and liquidity; and those identified in our Annual Report on Form 10-K for the year ended December 31, 2012 under the heading “Risk Factors,” and in other filings the Company periodically makes with the Securities and Exchange Commission. Forward-looking statements contained in this Quarterly Report on Form 10-Q speak as of the date hereof and the Company does not undertake to update any of these forward-looking statements to reflect a change in its views or events or circumstances that occur after the date of this report.

Overview

We are a biotechnology company focused on discovering, developing and commercializing innovative therapies based on our proprietary, new-generation RNAi platform. Therapeutics that use RNAi have great promise because of their ability to “silence,” or down-regulate, the expression of a specific gene that may be over-expressed in a disease condition. Prior to September 8, 2011, our business was operated as an unincorporated division within Galena, our former parent company. We were incorporated in Delaware as a wholly owned subsidiary of Galena on September 8, 2011 in preparation for our planned spinoff from Galena, which was completed on April 27, 2012. Since that date, we have operated as an independent, publicly traded company.

By utilizing the expertise in RNAi and the comprehensive RNAi platform that we have established, we believe that we will be able to discover and develop lead compounds and progress them into and through clinical development for potential commercialization. Our proprietary therapeutic platform is comprised of novel RNAi compounds, referred to as rxRNA® compounds, that are distinct from, and we believe convey significant advantages over, classic siRNA (conventionally-designed “small interfering RNA” compounds), and offer many of the properties that we believe are important to the clinical development of RNAi-based drugs. We have developed a number of unique forms of rxRNA® compounds, all of which have been shown to be highly potent both in vitro and in preclinical in vivo models. These RNAi compounds include rxRNAori® and sd-rxRNA®, or “self-delivering” RNA. Based on our research, we believe that these different, novel siRNA configurations have various potential advantages for therapeutic use. These potential advantages include high potency, increased resistance to nucleases and modifications to eliminate off-target effects, and, in the case of the sd-rxRNA® compounds, access to cells and tissues with no additional formulation required, and, hence, reduced cell toxicity, which is known to be an issue with unmodified siRNAs.

Our lead clinical product candidate is RXI-109, a self-delivering RNAi compound (sd-rxRNA®) being developed for the reduction of dermal scarring in planned surgeries. RXI-109 is designed to reduce the expression of CTGF, a critical regulator of several biological pathways involved in scarring and fibrotic diseases. RXI-109 is being developed to prevent or reduce dermal scarring following surgery or trauma, as well as for the management of hypertrophic scars and keloids.

In June 2012, we initiated our first clinical trial of RXI-109, known as Study 1201. Study 1201 was designed to evaluate the safety and tolerability of several single-dose levels of RXI-109 in humans. Study 1201 enrolled fifteen subjects in a single-center, randomized, single-dose, double-blind, ascending dose, within-subject controlled study of RXI-109 for the treatment of incision scars, during which single, intradermal injections of escalating doses were administered. Subjects received an injection of RXI-109 in two separate areas on the abdomen and placebo injections in two other areas of the abdomen. RXI-109 was well tolerated by intradermal injection. No serious local or systemic side effects were observed in the subjects at any of the doses administered, and maximum systemic exposure after intradermal administration was assessed at approximately 5% of the total dose administered. In this study, RXI-109 has shown excellent safety and tolerability with ascending single doses and showed that RXI-109 significantly reduced the expression of CTGF protein in the wound area in a dose dependent manner 84 days after a single dose, suggesting a potent and long lasting effect on this key biomarker for abnormal scarring.

In December 2012, we initiated a second Phase 1 clinical trial with RXI-109, known as Study 1202. Study 1202 was designed to evaluate the safety and tolerability of multi-dose administration of RXI-109 in healthy volunteers, including an evaluation of surrogate end points of clinical efficacy. Nine subjects (3 cohorts of 3 subjects each) were enrolled in a single-center, randomized, multi-dose, double-blind, ascending dose, within-subject controlled study of RXI-109 for the treatment of incision scars, during which subjects received intradermal injections of RXI-109. Subjects received injections of RXI-109 in four separate areas of the abdomen and placebo injections in four other areas of the abdomen, all of which were administered on multiple occasions over multiple weeks. In this study, multiple dermal injections were well tolerated at all doses, and treatment with RXI-109 resulted in dose dependent silencing of CTGF mRNA in the treated areas 3 days after the last dose.

In the second half of 2013, we expect to initiate Phase 2 clinical trials in which RXI-109 is administered following scar revision surgery.

Overexpression of CTGF is implicated in dermal scarring and fibrotic disease, and because of this, we believe that RXI-109 or other CTGF-targeting RNAi compounds may be able to treat additional fibrotic indications, including pulmonary fibrosis, liver fibrosis, acute spinal injury, ocular scarring, joint fibrosis and vascular restenosis. If the current clinical trials of RXI-109 produce successful results in dermal anti-scarring, we may explore opportunities in these indications, as well as other possible dermatology applications (e.g., cutaneous scleroderma).

While focusing our efforts on our RXI-109 development program, we also intend to continue to advance additional development programs both on our own and through collaborations with academic and corporate third parties. Current programs in the discovery and preclinical stages include a collaboration with Dr. Robert Brown at the University of Massachusetts Medical School (“UMMS”) for the treatment of amyotrophic lateral sclerosis (“ALS”), a Small Business Innovation Research (“SBIR”) grant to evaluate and develop sd-rxRNAs® as potential therapeutics for the treatment of retinoblastoma and a collaboration evaluating the potential to use a CTGF-targeting sd-rxRNA® as a therapeutic to reduce or inhibit retinal scarring, which often occurs as a consequence of some retinal diseases and following retinal detachment.

On March 1, 2013, we entered into an asset purchase agreement with OPKO pursuant to which we have acquired substantially all of OPKO’s RNAi-related assets, including patents, licenses, clinical and preclinical data and other assets. The assets purchased from OPKO are at an early stage of development, and we expect to commence development work with preclinical testing to identify potential lead compounds and targets.

On July 18, 2013, the Board of Directors of the Company approved a 1-for-30 reverse stock split of the Company’s outstanding common stock, which was effected on July 23, 2013. Stockholders entitled to fractional shares as a result of the reverse stock split were entitled to receive a cash payment in lieu of receiving fractional shares. Shares of common stock underlying outstanding stock options and other equity instruments

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were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased in accordance with the terms of the agreements governing such securities. Shares of common stock reserved for issuance upon the conversion of the Company’s Series A Preferred Stock were proportionately reduced and the respective conversion prices were proportionately increased. All share and per share amounts in the financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in par value to additional paid-in capital.

On July 18, 2013, the Company applied to NASDAQ for approval to move the listing of its common stock from the OTCQX marketplace to The NASDAQ Capital Market.

Research and Development

To date, our research programs have focused on identifying product candidates and optimizing the delivery method and technology necessary to make RNAi compounds available by local or systemic administration, as appropriate, for diseases for which we intend to develop an RNAi therapeutic. Since we commenced operations, research and development has comprised a significant proportion of our total operating expenses and is expected to comprise the majority of our spending for the foreseeable future.

There are risks in any new field of drug discovery that preclude certainty regarding the successful development of a product. We cannot reasonably estimate or know the nature, timing and costs of the efforts necessary to complete the development of, or the period in which material net cash inflows are expected to commence from, any product candidate. Our inability to make these estimates results from the uncertainty of numerous factors, including but not limited to:

•	Our ability to advance product candidates into preclinical research and clinical trials;

•	The scope and rate of progress of our preclinical program and other research and development activities;

•	The scope, rate of progress and cost of any clinical trials we commence;

•	The cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	Clinical trial results;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	The cost and timing of regulatory approvals;

•	The cost of establishing clinical and commercial supplies of our product candidates and any products that we may develop;

•	The cost and timing of establishing sales, marketing and distribution capabilities;

•	The effect of competing technological and market developments; and

•	The effect of government regulation and insurance industry efforts to control healthcare costs through reimbursement policy and other cost management strategies.

Failure to complete any stage of the development of our product candidates in a timely manner could have a material adverse effect on our operations, financial position and liquidity.

Critical Accounting Policies and Estimates

There have been no significant changes to our critical accounting policies since the beginning of this fiscal year. Our critical accounting policies are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Annual Report on Form 10-K for the year ended December 31, 2012, which we filed with the SEC on March 29, 2013.

Results of Operations

The following data summarizes the results of our operations for the periods indicated, in thousands:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Revenues	$225	$—	$278	$—
Research and development expenses	(1,213)	(6,947)	(14,985)	(8,100)
General and administrative expenses	(977)	(716)	(1,652)	(1,468)
Operating loss	(1,965)	(7,663)	(16,359)	(9,568)
Net loss	(1,961)	(7,599)	(16,358)	(9,524)
Net loss applicable to common stockholders	$(4,360)	$(18,219)	$(22,304)	$(20,144)

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Revenues

We generate revenues through government grants. The following table summarizes our total revenues from government grants, for the periods indicated, in thousands:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Grant revenues	$225	$—	$278	$—

Total revenues	$225	$—	$278	$—

Total revenues were approximately $225,000 for the three months ended June 30, 2013, compared with no revenue for the three months ended June 30, 2012. The increase of $225,000 was due to the recognition of work completed on government grants during the three months ended June 30, 2013. Grant revenue primarily consisted of revenue earned from one of the Company’s grants awarded by the National Institute of General Medical Sciences, which was completed during the quarterly period. During the same period in the prior year, the Company had not yet received approval from the granting institutions to assign the grants from Galena to RXi and therefore, could not begin work under the grants until the approval was received.

Total revenues were approximately $278,000 for the six months ended June 30, 2013, compared with no revenue for the six months ended June 30, 2012. The increase of $278,000 was due to the recognition of work completed on government grants during the quarterly period. Grant revenue primarily consisted of revenue earned from one of the Company’s grants awarded by the National Institute of General Medical Sciences, which was completed during the quarterly period. During the same period in the prior year, the Company had not yet received approval from the granting institutions to assign the grants from Galena to RXi and therefore, could not begin work under the grants until the approval was received.

We also had $239,000 of deferred revenue at June 30, 2013, which consists of receipt of grant awards from the government, but have not yet recognized, pursuant to our revenue recognition policies, as the work has not been completed.

For the foreseeable future, we expect our revenue to continue to be derived primarily from government grants.

Operating Expenses

The following table summarizes our total operating expenses, for the periods indicated, in thousands:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Research and development expenses	$1,213	$6,947	$14,985	$8,100
General and administrative expenses	977	716	1,652	1,468

Total operating expenses	$2,190	$7,663	$16,637	$9,568

Research and Development Expenses

Research and development expense consists primarily of compensation-related costs for our employees dedicated to research and development activities and for our Scientific Advisory Board (“SAB”) members, as well as clinical trial costs, licensing fees, patent prosecution costs, and the cost of lab supplies used in our research and development programs. We expect research and development expenses to increase as we expand our discovery, development and clinical activities.

Total research and development expenses were approximately $1,213,000 for the three months ended June 30, 2013, compared with $6,947,000 for the three months ended June 30, 2012. The decrease of $5,734,000, or 83%, was primarily due to a decrease of $6,173,000 in expense related to the fair value of common stock issued in exchange for patent and technology rights and a decrease of $9,000 related to changes in fair value of stock options granted to non-employees offset by an increase of $410,000 in research and development expense related to clinical trial expenses for the Company’s two Phase 1 clinical trials, and an increase of $38,000 in employee stock-based compensation expense.

Total research and development expenses were approximately $14,985,000 for the six months ended June 30, 2013, compared with $8,100,000 for the six months ended June 30, 2012. The increase of $6,885,000, or 85%, was primarily due an increase of $6,077,000 in expense related to the fair value of common stock issued in exchange for patent and technology rights, an increase of $490,000 in research and development expense related to expenses for the Company’s two Phase 1 clinical trials, and an increase of $374,000 in employee stock-based compensation expense offset by a decrease of $56,000 related to changes in fair value of stock options granted to non-employees.

General and Administrative Expense

General and administrative expenses consist primarily of compensation-related costs for our employees dedicated to general and administrative activities, legal fees, audit and tax fees, consultants and professional services, and general corporate expenses.

General and administrative expenses were approximately $977,000 for the three months ended June 30, 2013, compared with $716,000 for the three months ended June 30, 2012. The increase of $261,000, or 36%, was primarily due to an increase of $34,000 in general and administrative expense due to an increase in legal and investor relation fees and an increase of $240,000 in employee stock-based compensation expense offset by a decrease of $13,000 related to the fair value of common stock warrants issued in exchange for services.

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General and administrative expenses were approximately $1,652,000 for the six months ended June 30, 2013, compared with $1,468,000 for the six months ended June 30, 2012. The increase of $184,000, or 12.5%, was primarily due to an increase of $366,000 in employee stock-based compensation expense offset by a decrease of $169,000 in general and administrative expense due to lower personnel related costs and board fees and expenses and a decrease of $13,000 related to the fair value of common stock warrants issued in exchange for services.

Interest Income (Expense)

The key objectives of our investment policy are to preserve principal and ensure sufficient liquidity, so our invested cash may not earn as high of a level of income as longer-term or higher risk securities, which generally have less liquidity and more volatility.

Interest income was $4,000 for the three months ended June 30, 2013, compared with interest expense of $6,000 for the three months ended June 30, 2012. The increase of $10,000 was primarily due to interest received on the Company’s purchase of short investments during second quarter of 2013.

Interest income was $4,000 for the six months ended June 30, 2013, compared with interest expense of $27,000 for the six months ended June 30, 2012. The increase of $31,000 was primarily due to interest received on the Company’s purchase of short investments in the second quarter of 2013 and a decrease in interest expense related to bridge notes funded by the Series A Preferred Stock holders. The bridge notes were converted into shares of Series A Preferred Stock at the completion of the spinout from Galena in the second quarter of 2012.

Series A Preferred Stock Accretion and Dividends

The following table summarizes our Series A Preferred Stock dividends for the periods indicated, in thousands:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Accretion of Series A Preferred Stock	$—	$9,500	$—	$9,500
Series A Preferred Stock dividends	2,399	1,120	5,946	1,120

Accretion of Series A Preferred Stock and dividends	$2,399	$10,620	$5,946	$10,620

Accretion of Series A Preferred Stock and dividends was approximately $2,399,000 for the three months ended June 30, 2013, compared with $10,620,000 Series A Preferred Stock accretion and dividends for the three months ended June 30, 2012. The decrease of $8,221,000 is primarily due to the one-time charge of $9,500,000 related to the beneficial conversion feature of the Series A Preferred Stock holders during the same period in the prior year offset by an increase of $1,279,000 in Series A Preferred Stock dividends due to an increase in the Company’s closing common stock price on the dividend payment dates. Holders of Series A Preferred Stock are entitled to receive cumulative mandatory dividends payable quarterly in additional shares of Series A Preferred Stock.

Accretion of Series A Preferred Stock and dividends was approximately $5,946,000 for the six months ended June 30, 2013, compared with $10,620,000 Series A Preferred Stock accretion and dividends for the six months ended June 30, 2012. The decrease of $4,674,000 is primarily due to the one-time charge of $9,500,000 related to the beneficial conversion feature of the Series A Preferred Stock holders during the same period in the prior year offset by an increase of $4,826,000 in Series A Preferred Stock dividends due to an increase in the Company’s closing common stock price on the dividend payment dates. Holders of Series A Preferred Stock are entitled to receive cumulative mandatory dividends payable quarterly in additional shares of Series A Preferred Stock.

The rights and preferences of the Series A Preferred Stock and the calculation of the dividend payable, are described further in Note 3 of the financial statements. Please also refer to Note 6, “Subsequent Events,” for a description of the Exchange Agreement entered into with TCP on August 13, 2013 for the exchange of certain of its Series A Preferred Stock for Series A-1 Preferred Stock.

Liquidity and Capital Resources

We had cash, cash equivalents and short-term investments of approximately $17.6 million as of June 30, 2013, compared with approximately $5.1 million as of December 31, 2012. On April 27, 2012, the Company completed its spinoff from Galena and issued 9,500 of Series A Preferred Stock upon the conversion of approximately $1.0 million in principal and accrued interest under bridge notes outstanding and the receipt of approximately $8.5 million under the Series A Stock Purchase Agreement. At the closing of the spin-off transaction, RXi paid $400,000 in total to reimburse transaction-related expenses.

On March 6, 2013, RXi entered into a SPA pursuant to which RXi agreed to issue 3,765,230 shares of common stock at a price of $4.35 per share (after giving effect to the reverse stock split effected on July 23, 2013). The gross proceeds from the offering, which closed on March 12, 2013, were approximately $16.4 million, and the net proceeds, after payment of commissions and other costs, were approximately $15.6 million. The Company believes that its existing cash and cash equivalents will be sufficient to fund the Company’s operations, including the planned Phase 2 program for RXI-109, into fiscal 2015.

We expect to incur significant operating losses as we advance our product candidates through the drug development and regulatory process. We have generated significant losses to date, have not generated any product revenue to date and may not generate product revenue in the foreseeable future, if ever. In the future, RXi will be dependent on obtaining funding from third parties, such as proceeds from the issuance of debt, sale of equity, funded research and development programs and payments under partnership and collaborative agreements, in order to

17

maintain RXi’s operations and meet RXi’s obligations to licensors. There is no guarantee that debt, additional equity or other funding will be available to the Company on acceptable terms, or at all. If the Company fails to obtain additional funding when needed, RXi would be forced to scale back, terminate the Company operations or seek to merge with or to be acquired by another company.

Net Cash Flow from Operating Activities

Net cash used in operating activities was approximately $3,184,000 for the six months ended June 30, 2013, compared with $2,655,000 for the six months ended June 30, 2012. The increase of approximately $529,000 related primarily to the net loss of $16,358,000 for the six months ended June 30, 2013 as compared to $9,524,000 for the same period in the prior year, as described above, as adjusted for non-cash items to arrive at the net cash used in operating activities. The non-cash items adjusted for the six months ended June 30, 2013 was approximately $13,360,000, compared with $6,639,000 for the six months ended June 30, 2012. The increase from the same period in the prior year is primarily related to the fair value of common stock issued for the purchase of RNAi assets from OPKO for $12,250,000 as compared with the fair value of common stock issued for patent and technology rights of $6,173,000 for the same period in 2012.

Net Cash Flow from Investing Activities

Net cash used in investing activities was $9,002,000 for the six months ended June 30, 2013, compared with $6,000 for the six months ended June 30, 2012. The increase was primarily due to the purchase of short term investments during the second quarter of 2013.

Net Cash Flow from Financing Activities

Net cash provided by financing activities was $15,646,000 for the six months ended June 30, 2013, compared with $9,680,000 for the six months ended June 30, 2012. The increase of $5,966,000 was primarily due to the net proceeds received from the issuance of common stock of $15,651,000 during the six months ended June 30, 2013 as compared with proceeds of $8,500,000 from the issuance of Series A Preferred Stock and $500,000 from the issuance of convertible notes payable for the same period in 2012.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet financing, other than operating leases.

ITEM 4.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this quarterly report on Form 10-Q, Dr. Geert Cauwenbergh our Chief Executive Officer and acting Chief Financial Officer (the “Certifying Officer” ), evaluated the effectiveness of our disclosure controls and procedures. Disclosure controls and procedures are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 (the “Exchange Act”), such as this Form 10-Q, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Disclosure controls and procedures are also designed to reasonably assure that such information is accumulated and communicated to our management, including the Certifying Officer, as appropriate to allow timely decisions regarding required disclosure. Based on these evaluations, the Certifying Officer has concluded, that, as of the end of the period covered by this quarterly report on Form 10-Q:

(a)	our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and

(b)	our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports we file or submit under the Exchange Act was accumulated and communicated to our management, including the Certifying Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There has not been any change in our internal control over financial reporting that occurred during the quarterly period ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

None.

ITEM 1A.	RISK FACTORS

You should consider the “Risk Factors” included under Item 1A. of our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 29, 2013.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

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ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.	MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.	OTHER INFORMATION

None.

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ITEM 6.	EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

3.1	Certificate of Designations, Preferences and Rights of Series A-1 Convertible Preferred Stock of RXi Pharmaceuticals Corporation.

31.1	Sarbanes-Oxley Act Section 302 Certification of Chief Executive Officer and Chief Financial Officer.

32.1	Sarbanes-Oxley Act Section 906 Certification of Chief Executive Officer and Chief Financial Officer.

101	The following financial information from the Quarterly Report on Form 10-Q of RXi Pharmaceuticals Corporation for the quarter ended June 30, 2013, formatted in XBRL (eXtensible Business Reporting Language): (1) Condensed Balance Sheets as of June 30, 2013 and December 31, 2012; (2) Condensed Statements of Operations for the three and six months ended June 30, 2013 and 2012 and for the cumulative period from January 1, 2003 (inception) to June 30, 2013; (3) Condensed Statements of Convertible Preferred Stock and Stockholders’ Equity for the period from September 24, 2011 to June 30, 2013, Divisional Equity for the period from April 3, 2006 to September 23, 2011 and Parent Company’s Net Deficit for the period from January 1, 2003 (inception) to December 31, 2006; (4) Condensed Statements of Cash Flows for the six months ended June 30, 2013 and 2012 and for the cumulative period from January 1, 2003 (inception) to June 30, 2013; and (5) Notes to Condensed Financial Statements (Unaudited).*

*	In accordance with Rule 406T of Regulation S-T, the XBRL-related information in Exhibit 101 to this Quarterly Report on Form 10-Q is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 and 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections, is not part of any registration statement or prospectus to which it relates and is not incorporated by reference into any registration statement, prospectus or other document.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RXi Pharmaceuticals Corporation (Registrant)

By:	/s/ Geert Cauwenbergh
Geert Cauwenbergh, Dr. Med. Sc.
President, Chief Executive Officer and Chief Financial Officer

Date: August 14, 2013

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Exhibit 3.1

CERTIFICATE OF DESIGNATIONS,

PREFERENCES AND RIGHTS

of

SERIES A-1 CONVERTIBLE PREFERRED STOCK

of

RXI PHARMACEUTICALS CORPORATION

(Pursuant to Section 151 of the

Delaware General Corporation Law)

RXi Pharmaceuticals Corporation, a corporation organized and existing under the laws of the State of Delaware (formerly RNCS, Inc.) (the “Corporation”), hereby certifies that the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) pursuant to authority of the Board of Directors under Section 151 of the Delaware General Corporation Law (“DGCL”), and in accordance with the provisions of its Certificate of Incorporation and Bylaws, adopted the following resolution on August 13, 2013, which authorizes a series of the Corporation’s previously authorized Preferred Stock, par value $0.0001 per share (the “Preferred Stock”):

RESOLVED, that the Board of Directors of the Corporation, pursuant to authority expressly vested in it by the Certificate of Incorporation of the Corporation, hereby creates a series of Preferred Stock, par value $0.0001 per share, with such respective voting powers and with such respective designations, preferences and relative, participating, optional and other special rights and qualifications, limitations and restrictions, as set forth below:

I. DESIGNATION AND AMOUNT

The designation of the new series, which consists of 5,000 shares of Preferred Stock, is the Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred Stock”).

II. CERTAIN DEFINITIONS

For purposes of this Certificate of Designations, the following terms shall have the following meanings:

A.	“Beneficial Ownership” and “Beneficially Owns” shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulations 13D-G thereunder.

B.	“Change of Control” shall mean any of the following:

(i)

the consolidation, merger or other business combination of the Corporation with or into another entity (other than a consolidation, merger or other business combination in which holders of the Corporation’s voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, in substantially the same proportion as immediately preceding the transaction, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities);

(ii)	the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation (including, without limitation, any such action effected by the Corporation or any subsidiary of the Corporation by merger, consolidation or otherwise) of all or substantially all of the intellectual property or assets of the Corporation and its subsidiaries, taken as a whole, or the sale or disposition (including, without limitation, any such action effected by the Corporation or any subsidiary of the Corporation by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries;

(iii)	the sale, in a single transaction or series of transactions, of Common Stock and/or Preferred Stock (“Capital Stock”) to any purchaser (a “Purchaser”) who, with the Purchaser’s affiliates, Beneficially Owns (without giving effect to any blocking provisions that would otherwise serve to limit the Purchaser’s ability to exercise purchase rights, conversion rights or other rights to acquire Capital Stock) immediately after such purchase either: (A) a majority of the outstanding Capital Stock of the Corporation, determined on an as-converted basis or (B) a number of shares of Capital Stock that would entitle the holder(s) thereof to elect a majority of the Board; or

(iv)	the consolidation, merger or other business combination of the Corporation with or into another entity that results in the cancellation of shares of Series A-1 Preferred Stock or that results in the conversion of shares of Series A-1 Preferred Stock into (1) shares of any other class or series of capital stock of the Corporation; (2) securities of the Corporation or any other person (or the right to receive any such securities); (3) any property (including, without limitation, cash and the right to receive cash or other property); or (4) any combination of the foregoing.

C.	“Closing Date” means 11:59 p.m. on the date of the closing under the Securities Purchase Agreement, dated September 24, 2011, by and among the Corporation, Galena Biopharma, Inc. (formerly RXi Pharmaceuticals Corporation) and the purchasers named therein, as the same may be amended from time to time (the “Purchase Agreement”).

D.	“Closing Sales Price” means, as of any date, (i) the last trading price of the Common Stock on the principal Trading Market during regular trading hours on which such security is listed or traded as reported by Bloomberg Financial L.P. (or a comparable reporting service of national reputation selected by the Corporation and reasonably acceptable to the Requisite Holders, if Bloomberg Financial L.P. is not then reporting closing sales prices of the Common Stock) (collectively, “Bloomberg”) or (ii) if no last trading price is so reported for such date, the average of the closing bid and ask prices on the principal Trading Market during regular trading hours on which such security is listed or traded as reported by Bloomberg. If the Closing Sales Price cannot be calculated for such Common Stock as of any of such dates on any of the foregoing bases, the Closing Sales Price on such date shall be the fair market value as reasonably determined by an investment banking firm selected by the Requisite Holders and reasonably acceptable to the Corporation, with the reasonable costs of such determination to be borne by the Corporation.

E.	“Common Stock” means the Corporation’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

F.	“Common Stock Equivalents” means any securities of the Corporation or of any subsidiary of the Corporation that would entitle the holder thereof to acquire, directly or indirectly, at any time, Common Stock or any security of any subsidiary of the Corporation, including, without limitation, any debt, preferred stock, right, option, warrant or other agreement, document or instrument that is at any time convertible into, exercisable for or exchangeable for, or otherwise entitles the holder thereof to receive, directly or indirectly, Common Stock or any security of any subsidiary of the Corporation.

G.	“Conversion Date” means, for any Optional Conversion, the date specified in the notice of conversion in the form attached hereto (the “Notice of Conversion”), so long as a copy of the Notice of Conversion is delivered via electronic mail resulting in notice to the Corporation before 11:59 p.m., New York City time, on the Conversion Date indicated in the Notice of Conversion; provided, however, that if the Notice of Conversion is not so e-mailed before such time, then the Conversion Date shall be the date the holder e-mails the Notice of Conversion to the Corporation.

H.	“Conversion Price” means the price obtained by dividing $1,000 by the Conversion Rate, and shall be subject to adjustment as set forth in Article VIII below.

I.	“Conversion Rate” means the Series A Preferred Conversion Rate, as set forth in Annex II attached to the Purchase Agreement.

J.	“Face Amount” shall mean, with respect to the Series A-1 Preferred Stock, $1,000 per share, as adjusted (i) for stock splits, stock dividends,

combinations, recapitalizations, reclassifications or the like and (ii) with respect to any given share or shares of Series A-1 Preferred Stock, to account for any accretion in the Face Amount as a result of accrued but unpaid dividends or any other increase provided for in this Certificate of Designations.

K.	“Measurement Date” means for purposes of any issuance of securities, the date of issuance thereof.

L.	“Original Issue Date” means, with respect to each share of Series A-1 Preferred Stock, the date of issuance of such share.

M.	“Other Stock” means (i) any class or series of preferred stock or other capital stock of the Corporation, other than Common Stock, Common Stock Equivalents and Series A-1 Preferred Stock and (ii) any securities of the Corporation or of any subsidiary of the Corporation that would entitle the holder thereof to acquire, directly or indirectly, at any time any capital stock listed in clause (i), including, without limitation, any debt, preferred stock, right, option, warrant or other agreement, document or instrument that is at any time convertible into, exercisable for or exchangeable for, or otherwise entitles the holder thereof to receive, directly or indirectly, any capital stock listed in clause (i).

N.	Unless otherwise expressly provided in this Certificate of Designations, each reference to a “person” refers to any individual, entity or association, including, without limitation, any corporation, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, and trust, business trust or other organization, whether or not a legal entity, or a government or agency or any political subdivision thereof.

O.	“Requisite Holders” means the holders of at least ninety-eight percent (98%) of the then outstanding shares of Series A-1 Preferred Stock, voting together as one class.

P.	“Trading Day” means, except as set forth below, a day on which the Corporation’s securities are traded on a Trading Market; provided, however, that in the event that the Corporation’s securities are not traded on a Trading Market, then Trading Day shall mean any day except Saturday, Sunday and any day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

Q.	“Trading Market” means the OTC Bulletin Board or the Pink Sheets, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market, the New York Stock Exchange, the NYSE, Amex or any of the markets operated by the OTC Markets Group, Inc., or any successor markets thereto.

III. DIVIDENDS

A.

Holders of Series A-1 Preferred Stock shall be entitled to receive, and the Corporation shall pay, cumulative mandatory dividends at the rate per share of seven percent (7%) of the Face Amount per annum, payable quarterly on each March 31, June 30, September 30 and December 31, beginning on the first such date after the applicable Original Issue Date (each such date, a “Dividend Payment Date”) (if any Dividend Payment Date is not a Trading Day, the applicable payment shall be due on the next succeeding Trading Day). Such dividends shall be payable in additional shares of Series A-1 Preferred Stock valued for this purpose at the Face Amount; provided, however, that if such additional shares of Series A-1 Preferred Stock are not legally available for the payment of dividends on the Series A-1 Preferred Stock, such dividends shall, effective on the close of business on a Dividend Payment Date with respect to an unpaid dividend, accrete to, and increase, the Face Amount of the Series A-1 Preferred Stock. Dividends on the Series A-1 Preferred Stock shall be calculated on the basis of a three hundred sixty (360) day year, consisting of twelve (12) thirty (30) day periods, shall accrue daily commencing on the applicable Original Issue Date, and, subject to the preceding sentence, shall be deemed to accrue from such applicable Original Issue Date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. The record date for determining the holders of Series A-1 Preferred Stock entitled to dividends pursuant to this Paragraph A. shall be the fifth (5th) Trading Day before the Dividend Payment Date. If any such cumulative dividends would result in the issuance of a fractional share of Series A-1 Preferred Stock, the Corporation shall issue a fractional share therefor, rounded to the nearest 1/1000th of a share. For the avoidance of doubt, (i) for purposes of any conversion or redemption of shares of Series A-1 Preferred Stock, any amount accreted to the Face Amount of such shares pursuant to this Paragraph A. as of such conversion or redemption shall not be deemed accrued but unpaid dividends and (ii) in the event of a conversion or redemption that occurs between Dividend Payment Dates, dividends shall be deemed to accrue through the date of such conversion or redemption, even if such accrual is less than a full quarterly dividend period.

B.	For any other dividends or distributions by the Corporation, Holders of Series A-1 Preferred Stock will participate with the holders of Common Stock on an as-converted basis.

IV. CONVERSION

A.

Conversion at the Option of the Holder. Subject to the limitations on conversions contained in Paragraph C. of this Article IV., each holder of shares of Series A-1 Preferred Stock may, at any time and from time to time, convert (an “Optional Conversion”) each of its shares of Series A-1

Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined in accordance with the following formula:

Face Amount

Conversion Price

Following the effectiveness of any Optional Conversion, the shares of Series A-1 Preferred Stock so converted shall also entitle the former holder of such shares to receive, on the Dividend Payment Date next following such conversion, a number of shares of Series A-1 Preferred Stock equal to the unpaid dividends that accrued on the shares so converted through the date of such conversion, divided by the Face Amount.

B.	Mechanics of Conversion. In order to effect an Optional Conversion, a holder shall deliver via electronic mail a copy of the fully executed Notice of Conversion (in the form attached hereto) to the Corporation (Attention: Chief Financial Officer). Such notice shall be delivered to conversions@rxipharma.com or such other address as the Corporation may, from time to time, provide to the holders upon delivery of a written notice. Upon receipt by the Corporation of a copy of a Notice of Conversion from a holder, the Corporation shall promptly send, via facsimile or electronic mail, a confirmation to such holder stating that the Notice of Conversion has been received, the date upon which the Corporation expects to deliver the Common Stock issuable upon such conversion and the name and telephone number of a contact person at the Corporation regarding the conversion.

(i)	Delivery of Common Stock Upon Conversion. The Corporation (itself, or through its transfer agent) shall, no later than the second Trading Day following the Conversion Date (the “Delivery Period”), issue and deliver (i.e., deposit with a nationally recognized overnight courier service postage prepaid) to the holder or its nominee a certificate representing that number of shares of Common Stock issuable upon conversion of such shares of Series A-1 Preferred Stock being converted. Notwithstanding the foregoing, if the Corporation’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program or any other program that provides for the electronic delivery of Common Stock, the Corporation shall cause its transfer agent, by the end of the Delivery Period, to electronically transmit the Common Stock (not in physical stock certificate form) issuable upon conversion to the holder by crediting the account of the holder or its nominee with DTC through its Deposit Withdrawal Agent Commission system or with any such equivalent program.

(ii)	Taxes. The Corporation shall pay any and all taxes that may be imposed upon it with respect to the issuance and delivery of the shares of Common Stock upon the conversion of the Series A-1 Preferred Stock.

(iii)	No Fractional Shares. If any conversion of Series A-1 Preferred Stock would result in the issuance of a fractional share of Common Stock, such fractional share shall be payable in cash based upon the Closing Sales Price on the Trading Day immediately preceding the Conversion Date and the number of shares of Common Stock issuable upon conversion of the Series A-1 Preferred Stock shall be the next lower whole number of shares.

(iv)	Conversion Disputes. In the case of any dispute with respect to a conversion, the Corporation shall promptly issue such number of shares of Common Stock as are not disputed in accordance with Subparagraph (i) above. If such dispute involves the calculation of the Conversion Price, and such dispute is not promptly resolved by discussion between the relevant holder and the Corporation, the Corporation shall submit the disputed calculations to an independent outside accountant within three Trading Days of receipt of the Notice of Conversion. The accountant, at the Corporation’s sole expense, shall promptly audit the calculations and notify the Corporation and the holder of the results no later than three Trading Days from the date it receives the disputed calculations. The accountant’s calculation shall be deemed conclusive, absent manifest error. The Corporation shall then issue the appropriate number of shares of Common Stock in accordance with Subparagraph (i) above.

C.	Limitations on Conversions. Notwithstanding anything in this Certificate of Designations to the contrary, in no event shall any holder of shares of Series A-1 Preferred Stock have the right to convert shares of Series A-1 Preferred Stock into shares of Common Stock (x) to the extent that such issuance or sale or right to effect such conversion would result in the holder or any of its affiliates together Beneficially Owning more than 9.999% of the then issued and outstanding shares of Common Stock or (y) if such holder or any of its affiliates together Beneficially Own more than 9.999% of the then issued and outstanding Common Stock immediately prior to such purported issuance, sale, transfer or conversion. The restriction contained in this Paragraph C. may not be waived. Any purported conversion effected in violation of this Paragraph C. shall be null and void. Certificates representing shares of Series A-1 Preferred Stock shall have imprinted, typed, stamped or otherwise affixed thereon a legend in substantially the following form:

THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER AND CONVERSION RESTRICTIONS AND MAY BE TRANSFERRED OR CONVERTED ONLY AS PERMITTED BY THE TERMS OF THE CERTIFICATE OF DESIGNATIONS SETTING FORTH THE RIGHTS, POWERS AND PREFERENCES OF SUCH PREFERRED STOCK, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND SHALL BE PROVIDED FREE OF CHARGE UPON A REQUEST THEREFOR SUBMITTED TO THE SECRETARY.

V. RESERVATION OF SHARES OF COMMON STOCK

If the authorized and unissued number of shares of Common Stock (the “Reserved Amount”) for any three consecutive Trading Days (the last of such three Trading Days being the “Authorization Trigger Date”) shall be less than a number sufficient to provide for the conversion in full, at the then current Conversion Price thereof, without taking into account the limitations on conversion set forth in Article IV.C., of all of the Series A-1 Preferred Stock (i) then outstanding; (ii) then issuable; and (iii) then issuable as the payment of dividends on the Series A-1 Preferred Stock described in clause (i) or (ii) for a period of four (4) years (the “Required Reserve Amount”), then the Corporation shall immediately notify the holders of Series A-1 Preferred Stock of such occurrence and shall take immediate action (including, if necessary, seeking stockholder approval to increase the number of shares of Common Stock that the Corporation is authorized to issue) to increase the Reserved Amount to the Required Reserve Amount. Under no circumstance shall the Company be required to effect a net cash settlement of the Series A-1 Preferred Stock. Nothing contained in this Article V. shall limit any other rights or remedies of the holders of the Series A-1 Preferred Stock hereunder or under applicable law.

VI. RANK

All shares of the Series A-1 Preferred Stock shall rank (i) senior to (a) the Corporation’s Common Stock; (b) the Common Stock Equivalents in existence as of the Closing Date; and (c) any Common Stock Equivalents and any Other Stock, other than the Company’s Series A Convertible Preferred Stock (“Series A Preferred Stock”), created after the Closing Date (unless, with the consent of the Requisite Holders obtained in accordance with Article X. hereof, such Common Stock Equivalents or Other Stock specifically, by their terms, rank senior to or pari passu with the Series A-1 Preferred Stock) (collectively with the Common Stock and the Common Stock Equivalents in existence as of the Closing Date, “Junior Securities”); (ii) pari passu with Series A Preferred Stock and any Common Stock Equivalents and Other Stock created after the Closing Date (with the written consent of the Requisite Holders obtained in accordance with Article X. hereof) specifically ranking, by their terms, on parity with the Series A-1 Preferred Stock (the “Pari Passu Securities”); and (iii) junior to any Common Stock Equivalents or Other Stock created after the Closing Date (with the written consent of the Requisite Holders obtained in accordance with Article X. hereof) specifically ranking, by their terms, senior to the Series A-1 Preferred Stock (collectively, the “Senior Securities”), in each case as to dividends or distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. Each share of Series A-1 Preferred Stock shall rank pari passu with each other share of Series A-1 Preferred Stock as to dividends and distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

VII. LIQUIDATION PREFERENCE

A.	If:

(i)

the Corporation shall (1) commence a voluntary case under the U.S. Federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law; (2) consent to the entry of an order for relief in an involuntary case under any law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property; or (3) make an assignment for the benefit of its creditors;

(ii)	a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the U.S. Federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law resulting in the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of sixty (60) consecutive days; or

(iii)	the Corporation enters into a transaction or a series of related transactions that would result in a Change of Control or Corporate Change; or

(iv)	the Corporation shall liquidate, dissolve or wind up;

(each, a “Deemed Liquidation Event”), then in each case, no distribution shall be made to the holders of any shares of capital stock of the Corporation (other than Senior Securities pursuant to the rights, preferences and privileges thereof) upon liquidation, dissolution or winding up unless prior thereto the holders of shares of Series A-1 Preferred Stock shall have received the Liquidation Preference with respect to each share then outstanding. If, upon the occurrence of a Deemed Liquidation Event, the assets and funds legally available for distribution among the holders of the Series A-1 Preferred Stock and holders of Pari Passu Securities, if any, shall be insufficient to permit the payment to such holders of the preferential amounts payable thereon, then the entire assets and funds of the Corporation legally available for distribution to the Series A-1 Preferred Stock and the Pari Passu Securities, if any, shall be distributed ratably among such shares in proportion to the ratio that the Liquidation Preference payable on each such share bears to the aggregate Liquidation Preference payable on all such shares.

B.	The purchase or redemption by the Corporation of stock of any class, in any manner permitted by law, if approved by the Requisite Holders, shall not, for the purposes hereof, be regarded as a liquidation, dissolution or winding up of the Corporation.

C.

The “Liquidation Preference” with respect to a share of Series A-1 Preferred Stock means an amount equal to the Face Amount thereof plus all accrued and unpaid dividends on the Series A-1 Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). The Liquidation Preference with respect to any Pari

Passu Securities, if any, shall be as set forth in the Certificate of Designations filed in respect thereof.

VIII. ADJUSTMENTS TO THE CONVERSION PRICE

The Conversion Price shall be subject to adjustment from time to time as follows:

A.	Stock Splits, Stock Dividends, Etc. If, at any time on or after the Closing Date, the number of outstanding shares of Common Stock is increased by a stock split, stock dividend, combination, reclassification or other similar event (in each case, whether by merger or otherwise), then, after the date of record for such event, the Conversion Price shall be proportionately reduced. If the number of outstanding shares of Common Stock is decreased by a reverse stock split, combination or reclassification of shares, or other similar event (in each case, whether by merger or otherwise), then, after the date of record for such event, the Conversion Price shall be proportionately increased. In any such event described in this Paragraph A., the Corporation shall notify the Corporation’s transfer agent of such change on or before the effective date thereof.

B.	Adjustment Due to Merger, Consolidation, Etc. With respect to each share of Series A-1 Preferred Stock, if, at any time after the Closing Date, there shall be:

(i)	any recapitalization, reclassification or change of the outstanding shares of Common Stock (but not of such share of Series A-1 Preferred Stock), other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a transaction causing an adjustment pursuant to Article VIII.A.;

(ii)	any Change of Control transaction or event of the type set forth in Articles II.B.(i), II.B.(ii) or II.B.(iv), in each case pursuant to which the Common Stock (but not such share of Series A-1 Preferred Stock) is converted into or exchanged for capital stock or other securities of the Corporation or any subsidiary of the Corporation or any other person (or the right to receive any such stock or securities) or into any property (including, without limitation, cash and the right to receive cash or other property) or any combination of the foregoing; or

(iii)	any share exchange pursuant to which all of the outstanding shares of Common Stock (but not such share of Series A-1 Preferred Stock) are converted into or exchanged for capital stock or other securities of the Corporation or any subsidiary of the Corporation or any other person (or the right to receive any such securities) or into any property (including, without limitation, cash and the right to receive cash or other property) or into any combination of the foregoing (each of Subparagraphs (i)—(iii) of this Paragraph B. being a “Corporate Change”);

then in each case, the holder of such share of Series A-1 Preferred Stock shall thereafter have the right to receive upon conversion, in lieu of the shares of Common Stock otherwise issuable, such shares of stock, securities and/or other property as would have been issued or payable in such Corporate Change if such share of Series A-1 Preferred Stock had been converted into Common Stock immediately prior to such Corporate Change without taking into account the limitations on conversion set forth in Article IV. The Corporation shall not effect any Corporate Change unless: (i) each holder of Series A-1 Preferred Stock has received written notice of such transaction at least twenty (20) days prior thereto, but in no event later than ten (10) days prior to the record date for the determination of stockholders entitled to vote with respect thereto; and (ii) the resulting successor or acquiring entity (if not the Corporation) assumes by written instrument (in form and substance reasonable satisfactory to the Requisite Holders) the obligations of this Certificate of Designations. The above provisions shall apply regardless of whether or not there would have been a sufficient number of shares of Common Stock authorized and available for issuance upon conversion of the shares of Series A-1 Preferred Stock outstanding as of the date of such transaction, and shall similarly apply to successive recapitalizations, changes, conversions, combinations, reclassifications, consolidations, mergers, sales, transfers or share exchanges.

C.	Adjustment Due to Distribution. If, at any time after the Closing Date, the Corporation shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock other than a dividend for which an adjustment is provided under Paragraphs A. or D. of this Article VIII.), by way of return of capital or otherwise (including, without limitation, any dividend or distribution to the Corporation’s stockholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-off)) (a “Distribution”), then the holders of Series A-1 Preferred Stock shall be entitled, upon any conversion of shares of Series A-1 Preferred Stock after the date of record for determining stockholders entitled to such Distribution, to receive the amount of such assets which would have been payable to the holder with respect to the shares of Common Stock issuable upon such conversion had such holder been the holder of such shares of Common Stock on the record date for the determination of stockholders entitled to such Distribution. If the Distribution involves rights, warrants, or options and the right to exercise or convert such right, warrant or option would expire in accordance with its terms prior to the conversion of the Series A-1 Preferred Stock, then the terms of such right, warrant or option shall provide that such exercise or convertibility right shall remain in effect until 10 days after the date the holder of Series A-1 Preferred Stock receives such right, warrant or option pursuant to the conversion thereof.

D.

Purchase Rights. If, at any time after the Closing Date, the Corporation issues any securities (“Purchase Rights”) that are convertible into or exercisable or exchangeable for or impart a right to purchase securities other than Common Stock or Common Stock Equivalents (whether of the

Corporation or any subsidiary of the Corporation) pro rata to the record holders of any class of Common Stock, then the holders of Series A-1 Preferred Stock will be entitled to acquire (at the same time the holders of Common Stock receive such Purchase Rights), upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series A-1 Preferred Stock (without giving effect to the limitations on conversion set forth in Article IV.) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

E.	Adjustment Due to Dilutive Issuances.

(i)	Dilutive Issuance. Except as otherwise provided in Paragraphs A. and B. of this Article VIII., if and whenever the Corporation issues or sells, or in accordance with Article VIII.E.(ii) hereof is deemed to have issued or sold, any shares of Common Stock for no consideration or for a consideration per share less than the Conversion Price on the Measurement Date for such shares of Common Stock (a “Dilutive Issuance”), then effective immediately upon the such Dilutive Issuance, the Conversion Price will be adjusted to equal the per share price at which such shares were issued, sold or deemed to have been issued or sold in such Dilutive Issuance.

(ii)	Effect on Conversion Price of Certain Events. For purposes of determining the adjusted Conversion Price under Subparagraph (i), the following will be applicable:

(a)

Issuance of Options. If the Corporation in any manner issues or grants any warrants, rights or options, whether or not immediately exercisable, to subscribe for or to purchase Common Stock or Common Stock Equivalents (such warrants, rights and options to purchase Common Stock or Common Stock Equivalents are hereinafter referred to as “Options”) and the price per share for which Common Stock is issuable upon the exercise of such Options (and the price of any conversion of Common Stock Equivalents, if applicable) is less than the Conversion Price (in effect on the Measurement Date of such Options) (“Below Conversion Price Options”), then the maximum total number of shares of Common Stock issuable upon the exercise of all such Below Conversion Price Options (assuming full exercise, conversion or exchange of Common Stock Equivalents, if applicable) will, as of the date of the issuance or grant of such Below Conversion Price Options, be deemed to be outstanding and to have been issued and sold by the Corporation for such price per share. For purposes of the preceding sentence, the “price per share for which Common Stock is issuable upon the exercise of such Below Conversion Price Options” is determined by dividing (i) the minimum aggregate amount of consideration, if any, payable to the Corporation upon the exercise of all such Below Conversion Price Options, plus, in the case of Common Stock Equivalents issuable upon the exercise of such Below Conversion Price Options, the minimum aggregate amount of consideration payable upon the exercise, conversion or exchange thereof at the time such Common Stock Equivalents first become exercisable, convertible or exchangeable by (ii) the maximum total number of shares of Common Stock issuable upon the exercise of all such Below Conversion Price Options (assuming full conversion of Common Stock Equivalents, if applicable). No further adjustment to the Conversion Price will be made upon the actual issuance of such Common Stock upon the exercise of such Below Conversion Price Options or upon the exercise, conversion or exchange of Common Stock Equivalents issuable upon exercise of such Below Conversion Price Options.

(b)	Issuance of Common Stock Equivalents. If the Corporation in any manner issues or sells any Common Stock Equivalents, whether or not immediately exercisable, convertible or exchangeable (other than where the same are issuable upon the exercise of Options), and the price per share for which Common Stock is issuable upon such exercise, conversion or exchange of such Common Stock Equivalents is less than the Conversion Price (in effect on the Measurement Date for such Common Stock Equivalents), then the maximum total number of shares of Common Stock issuable upon the exercise, conversion or exchange of all such Common Stock Equivalents will, as of the date of the issuance of such Common Stock Equivalents, be deemed to be outstanding and to have been issued and sold by the Corporation for such price per share. For the purposes of the preceding sentence, the “price per share for which Common Stock is issuable upon such exercise, conversion or exchange” is determined by dividing (i) the total amount, if any, received or receivable by the Corporation as consideration for the issuance or sale of all such Common Stock Equivalents, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the exercise, conversion or exchange thereof at the time such Common Stock Equivalents first become exercisable, convertible or exchangeable by (ii) the maximum total number of shares of Common Stock issuable upon the exercise, conversion or exchange of all such Common Stock Equivalents. No further adjustment to the Conversion Price will be made upon the actual issuance of such Common Stock upon exercise, conversion or exchange of such Common Stock Equivalents.

(iii)	Change in Option Price or Conversion Rate. If there is a change at any time in (a) the amount of consideration payable to the Corporation upon the exercise of any Options; (b) the amount of consideration, if any, payable to the Corporation upon the exercise, conversion or exchange of any Common Stock Equivalents; or (c) the rate at which any Common Stock Equivalents are convertible into or exchangeable for Common Stock, such change shall be deemed to be a new issuance of such Option or Common Stock Equivalent as of the date of such change for purposes of this Article VIII.E., and the Conversion Price in effect at the time of such change will be readjusted in accordance with Paragraphs (i), (ii) or (iii) of this Article VIII.E., as applicable.

(iv)

Calculation of Consideration Received. If any Common Stock, Options or Common Stock Equivalents are issued, granted or sold for cash, the consideration received therefor will be the amount received by the Corporation therefor, after deduction of all underwriting discounts or allowances in connection with such issuance, grant or sale. In case any Common Stock, Options or Common Stock Equivalents are issued or sold for a consideration part or all of which shall be other than cash, the amount of the consideration other than cash received by the Corporation will be the fair market value of such consideration as determined by a majority of the Board of Directors and the Requisite Holders, except where such consideration consists of securities, in which case the amount of consideration received by the Corporation will be the market price thereof as of the date of receipt; in the event that the Board of Directors and the Requisite Holders cannot agree on the value of such consideration, then the matter shall be promptly submitted to an independent accountant mutually agreed upon by the Board of Directors and the Requisite Holders, whose determination shall be binding, absent manifest error. In case any Common Stock, Options or Common Stock Equivalents are issued in connection with any merger or consolidation in which the Corporation is the surviving corporation, the amount of consideration therefor will be deemed to be the fair market value of such portion of the net assets and business of the non-surviving corporation as is attributable to such Common Stock, Options or Common Stock Equivalents, as the case may be. Notwithstanding anything else herein to the contrary, if Common Stock, Options or Common Stock Equivalents are issued, granted or sold in conjunction with each other as part of a single transaction or in a series of related transactions, a deduction shall be made to the issuance price of any such securities to account for the fair value of any of the other securities issued, granted or sold in conjunction therewith or as part of the same transaction or series of related transactions. An adjustment pursuant to this Article VIII. shall be made, if applicable, for each separate security issued, granted or sold as if such security was not issued, granted or sold in conjunction with any other security as part of a single transaction or in a series of related transactions.

(v)	No adjustment shall be made pursuant to this Paragraph E. if such adjustment would result in an increase in the Conversion Price.

F.	Exceptions to Adjustment of Conversion Price. Paragraph E of this Article VIII shall not apply to any of the following: (i) the grant or exercise of any stock or options to employees, directors or consultants of the Corporation which may hereafter be granted to or exercised by any employee, director or consultant under any stock option, employee stock purchase or similar benefit plan of the Corporation now existing or to be implemented in the future, so long as the issuance of such stock or options is approved (by vote or written consent, as provided by the DGCL) by a majority of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose; (ii) upon issuance or conversion of the Series A-1 Preferred Stock; or (iii) any other transaction as to which the Requisite Holders shall have waived in writing any anti-dilution adjustment hereunder.

G.	Notice of Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Article VIII. amounting to a more than five percent (5%) change in such Conversion Price, the Corporation, at its expense, shall promptly compute such adjustment or readjustment and prepare and furnish to each holder of Series A-1 Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A-1 Preferred Stock, furnish to such holder a like certificate setting forth (i) such adjustment or readjustment; (ii) the Conversion Price at the time in effect; or (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon conversion of a share of Series A-1 Preferred Stock.

IX. VOTING RIGHTS

A.	The holders of the Series A-1 Preferred Stock have no voting power whatsoever, except as otherwise required by the DGCL, or as contemplated in Article VIII.B., this Article IX. or Article X.

B.	Notwithstanding the above:

(i)

The Corporation shall be required to obtain the approval of the Requisite Holders of the outstanding Series A-1 Preferred Stock (by vote or written consent, as provided by the DGCL), with the Series A-1 Preferred Stock voting together with the Common Stock on an as-converted basis, without regard to the limitations on conversion set forth in Article IV., prior to the consummation of any transaction that would result in a Deemed Liquidation Event.

(ii)	The Corporation shall provide each holder of Series A-1 Preferred Stock with prior notification of any meeting of the stockholders (and copies of proxy materials and other information sent to stockholders).

(iii)	If the Corporation takes a record of its stockholders for the purpose of determining stockholders entitled to (a) receive payment of any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire (including by way of merger, consolidation or recapitalization) any share of any class or any other securities or property, or to receive any other right or (b) to vote in connection with any proposed Deemed Liquidation Event, then in each case, the Corporation shall mail a notice to each holder, at least ten (10) days prior to the record date specified therein (or twenty (20) days prior to the consummation of the transaction or event, whichever is earlier, but in no event earlier than public announcement of such proposed transaction), of the date on which any such record is to be taken for the purpose of such vote, dividend, distribution, right or other event, and a brief statement regarding the amount and character of such vote, dividend, distribution, right or other event to the extent known at such time.

To the extent that under the DGCL the vote of the holders of the Series A-1 Preferred Stock, voting together as a single class, is required to authorize a given action of the Corporation, the affirmative vote of the Requisite Holders (except as otherwise may be required under the DGCL) shall constitute the approval of such action by such class; provided, however, that if the DGCL requires only the separate vote of any one or more, but not all, of the series of Series A-1 Preferred Stock, the affirmative vote of at least ninety-five percent (95%) of the voting power of such one or more series, voting together as a single class, shall constitute the approval of such action by the Series A-1 Preferred Stock in lieu of the approval of the Requisite Holders. To the extent that under the DGCL holders of the Series A-1 Preferred Stock are entitled to vote on a matter with holders of Common Stock, voting together as one class, each share of Series A-1 Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which it is then convertible (subject to the limitations on conversion contained in Article IV.C.) using the record date for the taking of such vote of stockholders as the date as of which the Conversion Price is calculated. The Corporation shall not (i) combine the outstanding shares of any series of Series A-1 Preferred Stock into a smaller number of shares of such series (whether by reclassification, merger, stock split or otherwise) or (ii) subdivide the outstanding shares of any series of Series A-1 Preferred Stock into a greater number of shares of such series (whether by reclassification, merger, stock split, stock dividend or otherwise) without the approval (by vote or written consent, as provided by the DGCL) of the Requisite Holders.

X. PROTECTION PROVISIONS

So long as any shares of Series A-1 Preferred Stock are outstanding, the Corporation shall not, and shall not allow any of its subsidiaries to, take any of the following actions (in each case whether by merger, consolidation, conversion or otherwise) without first obtaining the approval (by vote or written consent, as provided by the DGCL) of the Requisite Holders:

A.	amend, alter, change or repeal the rights, powers, preferences or privileges of the Series A-1 Preferred Stock so as to affect the Series A-1 Preferred Stock adversely; provided, however, that if such amendment, alteration, change or repeal would affect adversely the rights, powers, preferences or privileges of any one or more series of Series A-1 Preferred Stock but shall not so affect each series of Series A-1 Preferred Stock, this Paragraph A. shall require the approval (by vote or written consent, as provided by the DGCL) of the Requisite Holders of Series A-1 Preferred Stock adversely affected, voting together as a single class, in lieu of the approval of the Requisite Holders required by this Paragraph A.;

B.	amend, alter, change or repeal any provision of the Corporation’s (i) Bylaws or (ii) Certificate of Incorporation (including, for the avoidance of doubt, any Certificate of Designation or Certificate of Designations (including this Certificate of Designations) filed pursuant to Section 151(g) of the DGCL), so as to affect the Series A-1 Preferred Stock adversely (including, but not limited to, increasing the authorized number of shares of Series A-1 Preferred Stock (except as may be necessary to allow the Corporation to fulfill the obligations of the Corporation in Article III.);

C.	increase the par value of the Common Stock; or

D.	authorize, create or issue Senior Securities or Pari Passu Securities (except for the issuance of additional shares of Series A-1 Preferred Stock as may be necessary to allow the Corporation to fulfill the obligations of the Corporation in Article III.).

XI. MISCELLANEOUS

A.	Cancellation of Series A-1 Preferred Stock. If any shares of Series A-1 Preferred Stock are converted pursuant to Article IV. or redeemed or repurchased by the Corporation, the Corporation shall take all actions necessary to cause the shares so converted or redeemed to be canceled and return to the status of authorized, but unissued preferred stock of no designated series, and such shares shall not be issuable by the Corporation as Series A-1 Preferred Stock.

B.

Lost or Stolen Certificates. Upon receipt by the Corporation of (i) evidence of the loss, theft, destruction or mutilation of any stock certificate(s) representing shares of Series A-1 Preferred Stock (each a “Preferred Stock Certificate”) and (ii) (y) in the case of loss, theft or destruction, of indemnity

(without any bond or other security) reasonably satisfactory to the Corporation, or (z) in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Corporation shall execute and deliver Series A-1 Preferred Stock Certificate(s) of like tenor and date. However, the Corporation shall not be obligated to reissue such lost or stolen Preferred Stock Certificate(s) if the holder contemporaneously requests the Corporation to convert in full all shares of Series A-1 Preferred Stock represented by such Preferred Stock Certificate(s).

C.	Allocation of Reserved Amount. The Reserved Amount shall be allocated pro rata among the holders of Series A-1 Preferred Stock based on the number of shares of Series A-1 Preferred Stock issued to each holder then held of record by such holder. Each increase to the Reserved Amount shall be allocated pro rata among the holders of Series A-1 Preferred Stock based on the number of shares of Series A-1 Preferred Stock held by each holder at the time of the increase Reserved Amount. Any portion of the Reserved Amount which remains allocated to any person or entity which does not hold any Series A-1 Preferred Stock shall be allocated to the remaining holders of shares of Series A-1 Preferred Stock, pro rata based on the number of shares of Series A-1 Preferred Stock then held of record by such holders.

D.	Quarterly Statements of Available Shares. For each calendar quarter beginning after the Closing Date occurs and thereafter so long as any shares of Series A-1 Preferred Stock are outstanding, the Corporation shall deliver (or cause its transfer agent to deliver) to each holder upon its written request a written report notifying such holder of any occurrence which prohibits the Corporation from issuing Common Stock upon any such conversion. The report shall also specify (i) the total number of shares of Series A-1 Preferred Stock outstanding as of the end of such quarter; (ii) the total number of shares of Common Stock issued upon all conversions of Series A-1 Preferred Stock prior to the end of such quarter; (iii) the total number of shares of Common Stock which are reserved for issuance upon conversion of the Series A-1 Preferred Stock as of the end of such quarter; and (iv) the total number of shares of Common Stock which may thereafter be issued by the Corporation upon conversion of the Series A-1 Preferred Stock before the Corporation would exceed the Reserved Amount. In addition, the Corporation shall provide (or cause its transfer agent to provide), as promptly as practicable delivery to the Corporation of a written request by any holder, any of the information enumerated in clauses Subparagraphs (i)—(iv) of this Paragraph D. as of the date of such request.

E.

Status as Stockholder. Upon submission of a Notice of Conversion by a holder of Series A-1 Preferred Stock, (i) the shares covered thereby shall be deemed converted into shares of Common Stock and (ii) the holder’s rights as a holder of such converted shares of Series A-1 Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such holder because of a failure by the Corporation to comply with the terms of this Certificate of Designations. Notwithstanding the foregoing, if a holder has not received all shares of Common Stock prior to the last Trading Day of the Delivery Period with respect to a conversion of Series A-1 Preferred Stock for any reason, then (unless the holder otherwise elects to retain its status as a holder of Common Stock by so notifying the Corporation within five Trading Days after the expiration of such Delivery Period) the holder shall regain the rights of a holder of Series A-1 Preferred Stock with respect to such unconverted shares of Series A-1 Preferred Stock and the Corporation shall, as soon as practicable, return any certificate representing such unconverted shares to the holder. In all cases, the holder shall retain all of its rights and remedies for the Corporation’s failure to convert Series A-1 Preferred Stock.

F.	Waiver. Notwithstanding any provision in this Certificate of Designations to the contrary, any provision contained herein and any right of the holders of Series A-1 Preferred Stock granted hereunder may be waived as to all shares of Series A-1 Preferred Stock (and the holders thereof) upon the written consent of the Requisite Holders, unless a higher percentage is required by applicable law, in which case the written consent of the holders of not less than such higher percentage shall be required.

G.	Reference to Other Agreements and Documents. When the terms of this Certificate of Designations refers to a specific agreement or other document to determine the meaning or operation of a provision hereof, the secretary of the Corporation shall maintain a copy of such agreement or document at the principal executive offices of the Corporation and a copy thereof shall be provided free of charge to any stockholder who makes a request therefor. Unless otherwise provided in this Certificate of Designations, a reference to any specific agreement or other document shall be deemed a reference to such agreement or document as amended from time to time in accordance with the terms of such agreement or document.

H.	Severability. If any term of any series of Series A-1 Preferred Stock is invalid, unlawful, or incapable of being enforced by reason of any rule of law or public policy, all other terms of such series of Series A-1 Preferred Stock as set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term of any series of Series A-1 Preferred Stock will be deemed dependent upon any other such term unless so expressed in this Certificate of Designations.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation this 13th day of August, 2013.

RXi Pharmaceuticals Corporation

By:	/s/ Geert Cauwenbergh
Name: Title:	Geert Cauwenbergh, Dr. Med. Sc. President, Chief Executive Officer and Chief Financial Officer

[Signature Page to Certificate of Designations]

NOTICE OF CONVERSION

(To be Executed by the Registered Holder in order to Convert the Series A-1 Preferred Stock)

The undersigned hereby irrevocably elects to convert [insert number of shares to nearest 1/1000th] shares of Series A-1 Preferred Stock (the “Conversion”), represented by stock certificate No(s). [•] (the “Preferred Stock Certificates”), into shares of common stock (“Common Stock”) of [Spinco] (the “Corporation”) according to the conditions of the Certificate of Designations, Preferences and Rights of Series A-1 Preferred Stock, as of the date written below. If securities are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. No fee will be charged to the holder for any conversion, except for transfer taxes, if any. Each Preferred Stock Certificate is attached hereto (or evidence of loss, theft or destruction thereof).

The Corporation shall electronically transmit the Common Stock issuable pursuant to this Notice of Conversion to the account of the undersigned or its nominee (which is [•]) with DTC through its Deposit Withdrawal Agent Commission System (“DTC Transfer”).

The undersigned acknowledges that these securities are “restricted securities” under the Securities Act of 1933, as amended (the “Act”), and accordingly agrees that all offers and sales by the undersigned of the securities issuable to the undersigned upon conversion of the Series A-1 Preferred Stock have been or will be made only pursuant to an effective registration of the transfer of the Common Stock under the Act, or pursuant to an exemption from registration under the Act.

Date of Conversion:

Applicable Conversion Price:

Shares of Common Stock Beneficially Owned:

Signature

Printed Name

Date:

Address:

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Geert Cauwenbergh, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of RXi Pharmaceuticals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: August 14, 2013

/s/ Geert Cauwenbergh
Geert Cauwenbergh, Dr. Med. Sc.
President, Chief Executive Officer and Chief Financial Officer
(as Principal Executive and Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of RXi Pharmaceuticals Corporation (the “Company”) on Form 10-Q for the period ended June 30, 2013 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the Company’s financial condition and result of operations.

/s/ Geert Cauwenbergh
Geert Cauwenbergh, Dr. Med. Sc.
President, Chief Executive Officer and Chief Financial Officer
(as Principal Executive and Financial Officer)

August 14, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 13, 2013

RXi PHARMACEUTICALS

CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-54910	45-3215903
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1500 West Park Drive, Suite 210

Westborough, Massachusetts 01581

(Address of Principal Executive

Offices) (Zip Code)

Registrant’s telephone number, including area code: (508) 767-3861

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02	Unregistered Sales of Equity Securities.

On August 13, 2013, the Company entered into an exchange agreement (the “Exchange Agreement”) with Tang Capital Partners, L.P. (“TCP”). In connection with the Exchange Agreement, the Company designated a new series of preferred stock on August 13, 2013: its Series A-1 Convertible Preferred Stock, par value $0.0001 (the “Series A-1 Preferred Stock”). Pursuant to the Exchange Agreement, TCP exchanged a total of 2,000 shares of Series A Preferred Stock for a like number of shares of Series A-1 Preferred Stock (the “Series A-1 Shares”). The terms of the Series A-1 Preferred Stock are identical in all respects to the Series A Preferred Stock, other than the elimination of cash penalties that would potentially be due and payable upon the failure of the Company to have enough shares of its Common Stock available to permit the conversion of Series A Preferred Stock into Common Stock.

Neither the Series A-1 Shares nor the issuance of such Series A-1 Shares were registered under the Securities Act of 1933, as amended (the “Securities Act”). The Company issued the Series A-1 Shares in a transaction exempt from the registration requirements of the Securities Act by virtue of the exemption provided for in Section 3(a)(9) of the Act for securities exchanged by the issuer with an existing security holder. No commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.

Item 3.03	Material Modification to Rights of Security Holders.

The information set forth under Item 3.02 above is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RXi PHARMACEUTICALS CORPORATION

Date: August 14, 2013	By:	/s/ Geert Cauwenbergh
Geert Cauwenbergh, Dr. Med. Sc. Chief Executive Officer